Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

Greetings Friends,

I hope you all had a great July 4th holiday with friends and family and that you’re enjoying your summer.

As I am sure you have seen by now, on July 7th we announced that Heliogen and Athena Technology Acquisition Corp (NYSE: ATHN) have entered into a business combination agreement. This is an exciting development and a key milestone that will result in Heliogen becoming a publicly traded company, listed on the New York Stock Exchange.

Because Athena is already publicly traded, Heliogen will become a public company when the deal is complete, trading on NYSE under the ticker symbol “HLGN.” We expect to complete the transaction in the fourth quarter of 2021. We will continue to operate under the Heliogen name and there will be no meaningful changes to the senior leadership team or how we operate day to day. It’s business as usual at Heliogen.

This transaction is expected to provide significant financial resources to fund our accelerated growth and globally scale our game-changing concentrated solar power technology. As a public company, we will be even better positioned to deliver on our mission to empower a sustainable civilization with low-cost solar energy that makes clean power more affordable than fossil fuels. With potential gross proceeds of this transaction of up to $415 million, we are all the more excited to kick off the next chapter in our journey to replace fossil fuels with concentrated sunlight.

For additional information about the business combination, I encourage you to review the materials hosted on the Heliogen Investor Center. Here you will find detailed information about how this transaction will enable Heliogen to scale our technology to meet strong existing customer demand and accelerate our global growth.

It is an exciting time for all of us at Heliogen and we want to take this moment to thank you all for your support and for believing in our important vision and mission.  I look forward to keeping you apprised of our progress throughout this process.

Sincerely,

Bill Gross

Founder & Chief Executive Officer

Heliogen

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Important Information regarding the Athena/Heliogen transaction, participants in solicitation and non-solicitation: https://bit.ly/3dV26hB

STAY CONNECTED

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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